January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Thomas Jones

Re:  Romeo Power, Inc.

Registration Statement on Form S-1

File No. 333-252190 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Romeo Power, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on January 26, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes David Hernand of Paul Hastings LLP to orally modify or withdraw this request for acceleration. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

Please call David Hernand of Paul Hastings LLP at (310) 620-5700 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

ROMEO POWER, INC.

By:	/s/ Lauren Webb
Name: Lauren Webb
Title: Chief Financial Officer

cc:	David Hernand
Paul Hastings LLP